Filed pursuant to 424(b)(3)

Registration No. 333-153356

SUPPLEMENT NO. 25

DATED JULY 26, 2011

TO THE PROSPECTUS DATED OCTOBER 7, 2010

OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 25 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 24, dated July 1, 2011 (which superseded and replaced all prior supplements).  Unless otherwise defined in this Supplement No. 25, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Investments in Real Estate Assets

Recent Acquisitions – Update

Update on Earnout Closings.  The following table lists all of the earnout closings that have occurred since July 1, 2011.

Property Name	Date of Earnout Closing	Square Footage Leased in Connection with Earnout	Amount Paid for Additional Leased Square Footage

Northcrest Shopping Center – Charlotte, NC	07/13/11	13,115	$2,244,373
Lima Marketplace – Fort Wayne, IN	07/12/11	1,200	$256,057
Draper Crossing – Draper, UT	07/06/11	1,360	$168,909

Financing Transactions

Silver Springs Pointe Loan.  On June 30, 2011, our wholly owned subsidiary, Inland Diversified Oklahoma City Silver Springs, L.L.C. (the “Silver Springs Subsidiary”), entered into a loan in an aggregate principal amount equal to approximately $8.8 million with The Royal Bank of Scotland, PLC.  The loan is secured by a first priority mortgage on the Silver Springs Pointe retail shopping center, located in Oklahoma City, Oklahoma, and bears interest at a fixed rate equal to 5.032% per annum.  The loan matures on July 1, 2021, and requires the Silver Springs Subsidiary to make monthly payments of interest only.  The loan may be prepaid in full, but not in part, provided that the Silver Springs Subsidiary will be required to pay a prepayment premium.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  In the event that an event of default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 10.032% per annum.

The loan is non-recourse to the Silver Springs Subsidiary.  We have agreed to indemnify the lender against, and hold it harmless from and reimburse it for, any losses, costs or damages arising out of or in connection with any fraud or material misrepresentation, waste to or of the property and the breach of any representation or warranty concerning environmental laws, among other things.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of June 2011, we issued approximately 2,551,000 shares of our common stock, resulting in aggregate gross offering proceeds of approximately $25.4 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.  The following table provides information regarding the total shares sold in our offering as of July 20, 2011.

	Shares	Gross Proceeds ($)(1)	Commissions and Fees ($)(2)	Net Proceeds ($)(3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	42,425,604	422,179,043	40,257,192	381,921,851

Shares sold pursuant to our distribution reinvestment plan:	1,235,293	11,735,279	–	11,735,279

Shares purchased pursuant to our share repurchase program:	(86,515)	(842,954)	–	(842,954)

Total:	43,594,382	$433,271,368	$40,257,192	$393,014,176

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	The amount indicated under net proceeds is prior to issuer costs.